TSX Trading Symbol: BZA

Not for distribution to U.S. Newswire Services or for dissemination in the United States.

AMERICAN BONANZA ANNOUNCES $206,600 PRIVATE PLACEMENT

April 2, 2009 - AMERICAN BONANZA GOLD CORP. (TSX: BZA) (“Company”) is pleased to announce that it has completed, subject to the approval of the TSX, a non-brokered private placement of 2,582,913 flow through shares (“Flow Through Shares”), at a price of $0.08 per Flow Through Share for gross proceeds of approximately $206,600. No commission was paid on the financing.

The private placement was entirely subscribed for by Directors and Insiders on the terms set forth above and such participation was approved by the independent directors of the Company.

All securities issued in connection with the private placement are subject to four month hold period expiring August 2, 2009. The proceeds from this financing will be used primarily to fund ongoing exploration at Bonanza’s projects in Quebec and Ontario.

About Bonanza
Bonanza acquires, explores and develops high-grade gold properties in the United States and Canada. Bonanza is advancing the development-stage Copperstone gold project in Arizona. Bonanza is well financed with no long-term debt and no gold hedges. Please visit our website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:

Susan Bertling, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com